[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

July 22, 2016

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Registration Statement on Form S-1
Responses Dated July 18 and 20, 2016
File No. 333-206772

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated July 21, 2016 (the “July 21 Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-206772) (the “Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original sequence, with the addition of sub-section lettering. Where the Company has proposed to revise disclosure in response to the comments set forth in the July 21 Letter, the proposed revisions are included in Appendix A to this letter, which has been marked for ease of reference to show changes from the corresponding text of Appendix A submitted with the Company’s letter to the Staff dated July 18, 2016.

Recent Developments, page 9

1.        We note your statement in your proposed disclosure that investors should not place “undue reliance on this preliminary data” and that the data “may differ from actual results.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove these statements, as they imply that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ provides meaningful disclosure to investors.

Response:

In response to the Staff’s comment, the Company intends to revise the disclosure appearing on page 9 of Amendment No. 5 to remove these statements.  The proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

Securities and Exchange Commission

July 22, 2016

Per Share Data, page 16

2.              We note your basic and diluted net income per share amounts for the years ended January 31, 2015 and January 30, 2016 as seen here do not agree to the amounts disclosed on the face of your audited financial statements seen on page F-4 of your submission. Similarly, we note your basic and diluted net income per share amounts for the thirteen weeks ended May 2, 2015 do not agree to the amounts seen on page F-41 of your submission. Please revise.

Response:

The Company intends to revise the basic and diluted net income per share amounts for the years ended January 31, 2015 and January 30, 2016, and for the thirteen weeks ended May 2, 2015, in each case as they appear on page 16 of the Registration Statement, to conform such amounts to the corresponding disclosures on pages F-4 and F-41, respectively.  The proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

3.        We were unable to recalculate your basic and diluted weighted average shares outstanding using the pre-split shares disclosed in Amendment 5 and the disclosed stock split ratio provided in your response. Please show us how you calculated your weighted average share amounts, including the exact stock split ratio.

Response:

The Company advises the Staff that the exact stock split ratio is 128.157393, which will be reflected in a future amendment to the Registration Statement.  Set forth below is a table illustrating the calculation of the Company’s basic and diluted weighted average share amounts for each of the periods presented in the Registration Statement:

Securities and Exchange Commission

July 22, 2016

	Fiscal Year Ended			Thirteen Weeks Ended		Twelve Months Ended
	January 25, 2014	January 31, 2015	January 30, 2016	May 2, 2015	April 30, 2016	April 30, 2016

Stock Split	128.157393	128.157393	128.157393	128.157393	128.157393	128.157393

Weighted average shares outstanding
Class A common stock (a)	253,871	253,871	253,871	253,871	253,871	253,871
Class B common stock (a)	142,803	142,803	142,803	142,803	142,803	142,803
Basic - (pre-split)	396,674	396,674	396,674	396,674	396,674	396,674

Class A common stock (post-Split)	32,535,508	32,535,508	32,535,508	32,535,508	32,535,508	32,535,508
Class B common stock (post-split)	18,301,223	18,301,223	18,301,223	18,301,223	18,301,223	18,301,223
Class A common stock (post-split - fractional shares excluded) (b)	32,535,505	32,535,505	32,535,505	32,535,505	32,535,505	32,535,505
Class B common stock (post-split - fractional shares excluded) (b)	18,301,222	18,301,222	18,301,222	18,301,222	18,301,222	18,301,222
Basic - (post-split)	50,836,727	50,836,727	50,836,727	50,836,727	50,836,727	50,836,727

Dilutive common shares (pre-split)	—	—	6,992	14,578	13,817	13,817

Dilutive common shares (post-split)	—	—	896,025	1,868,273	1,770,767	1,770,767

Total diluted (post-split)	50,836,727	50,836,727	51,732,752	52,705,000	52,607,494	52,607,494

(a)         In connection with the offering, the Class A common stock and Class B common stock will be subject to the 128.157393-to-one stock split and converted into shares of a single class of common stock, which is the same class as the shares being sold in the offering.

(b)         The Company does not intend to issue fractional shares in connection with the stock split.  All post-split share amounts are rounded down to the nearest whole share on a holder-by-holder basis.  The Company intends to pay cash in lieu of issuing any fractional shares that would otherwise be outstanding post-split.

Securities and Exchange Commission

July 22, 2016

Use of Proceeds, page 50

4.             We note from disclosures in the Use of Proceeds and Capitalization sections of your filing that you intend to use cash and/or borrowings under your ABL Facility to pay off your Second Lien Facility if the net proceeds from this offering are insufficient to repay the indebtedness under this facility plus accrued and unpaid interest and any premium. We have the following comments:

a.              Please revise your disclosure on page 50 to quantify the amount needed to repay the Second Lien Facility plus accrued and unpaid interest and any premium as of the most recent practicable date. We believe this provides useful information that allows your investors to determine the likelihood that you will need to use cash or additional borrowings and the amount needed for this purpose. Please refer to Instruction 3 to Item 504 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company intends to revise the disclosure appearing on page 50 of the Registration Statement to insert the additional information requested by the Staff.  The proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

b.              Please refer to the “As Adjusted” column in your Capitalization table on page 52. Please revise your disclosures to more clearly explain, if true, that you have assumed you will receive net proceeds of $115.8 million from this offering and based on that amount you will need to borrow approximately $14.2 million under your ABL Facility to fully repay your Second Lien Facility. We do not object to narrative disclosure in footnote (2) to this table indicating that the amount of borrowings will be reduced if the underwriters exercise their option.

Response:

In response to the Staff’s comment, the Company intends to revise the disclosure appearing on pages 52 and 53 of the Registration Statement to insert the additional information requested by the Staff.  The proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

c.               Please refer to your calculation of pro forma interest expense on page 23 and page 59. Since it appears that you will make additional borrowings under the ABL Facility unless your underwriters fully exercise their option to purchase additional shares, tell us how your calculation considers the additional interest expense resulting from these additional borrowings. We do not believe it is appropriate to assume that you will receive proceeds from the exercise of the underwriters’ option.

Securities and Exchange Commission

July 22, 2016

Response:

In response to the Staff’s comment, the Company intends to revise the calculation of pro forma interest expense to reflect (i) the decrease resulting from the use of proceeds of the offering to repay in full the outstanding principal amount of the Second Lien Facility and (ii) the increase resulting from the incurrence of approximately $14.2 million of borrowings under the ABL Facility to be used, together with the proceeds of the offering, to repay in full the outstanding principal amount of the Second Lien Facility, in each case as if such transactions had occurred as of the beginning of the periods presented.  The Company advises the Staff that it expects to use cash to pay any accrued and unpaid interest and premium on the outstanding principal amount of the Second Lien Facility.  Although the Company intends to use the net proceeds from any shares sold pursuant to the underwriters’ option to purchase additional shares to repay borrowings under the Second Lien Facility, the Company has not assumed receipt of proceeds from any such sale for purposes of calculating pro forma interest expense.  The proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

Dilution, page 54

5.         Please show us how you arrived at $(66.7) million as your aggregate pro forma net tangible book value after the offering. Additionally, provide to us your dilution calculations of $16.12 per share to new investors and $15.80 which assumes the exercise of underwriter’s option to purchase additional shares.

Response:

In response to the Staff’s comment, set forth below is a table illustrating the revised calculation of the Company’s aggregate pro forma net tangible book value after the offering as well as the Company’s revised calculations of the amount of dilution to new investors on a per share basis, both with and without giving effect to the exercise of the underwriters’ option to purchase additional shares:

Securities and Exchange Commission

July 22, 2016

	April 30, 2016
	(dollars in thousands, except share and per share data)
	Pro Forma	Pro Forma (including over- allotment option)
Calculation of Net Tangible Book Value (Deficit)
Total Assets	$1,081,399	$1,085,374
Less: Goodwill	(569,732)	(569,732)
Less: Other intangible assets (At Home trade name)	(1,423)	(1,423)
Total tangible assets	510,244	514,219
Less: Total liabilities (a)	(591,113)	(576,952)
Pro forma net tangible book value (deficit)	$(80,869)	$(62,733)

	Post-Split	Post-Split
Class A Common Stock Outstanding (b)	32,535,505	32,535,505
Class B Common Stock Outstanding (b)	18,301,222	18,301,222
Common Stock Issued in Offering	8,667,000	9,967,050
Total	59,503,727	60,803,777
Net tangible book value (deficit) per share post-split	$(1.36)	$(1.03)

Dilution Per Share (Post-Split)
Assumed initial public offering price per share	$15.00	$15.00
Historical net tangible book value (deficit) per share	$(3.81)	$(3.81)
Increase per share attributable to this offering	2.45	2.77
Pro forma net tangible book value (deficit) per share after this offering	$(1.36)	$(1.03)
Dilution per share to new investors	$16.36	$16.03

(a)         Total liabilities reflect adjustments for (i) a decrease of $130.0 million of borrowings under the Second Lien Facility, (ii) to the extent the over-allotment option is not exercised, an increase reflecting the incurrence of an additional $14.2 million in borrowings under the ABL Facility; (iii) an increase of $1.1 million related to the removal of an accrued exit fee and (iv) a decrease of $4.3 million related to the unamortized portion of deferred issuance costs.

(b)         In connection with the offering, the Class A common stock and Class B common stock will be subject to the 128.157393-to-one stock split and converted into shares of a single class of common stock, which is the same class as the shares being sold in the offering.

The proposed revisions reflecting the calculations above are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

Financial Statements for the Fiscal Year Ended January 30, 2016

General

6.         We note the report of your independent accountant was not included in your submission. Please confirm our assumption that your auditors will dual-date their audit opinion for the July 22, 2016 stock split described in Note 16.

Securities and Exchange Commission

July 22, 2016

Response:

The Company confirms to the Staff that its independent accountants will dual-date their audit opinion for the July 22, 2016 stock split described in Note 16.  The dual-dated audit opinion will be included in a future amendment to the Registration Statement.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,
/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Lewis L. Bird III (At Home Group Inc.)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)
Jennifer Thompson (Securities and Exchange Commission)
Robert Babula (Securities and Exchange Commission)
Daniel Porco (Securities and Exchange Commission)

Appendix A